SECURITIE[...]SION

15027237

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC File Number
8-50716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/14 and ending 03/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Provident Private Capital Partners, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3527 West 26th Street
(No. and Street)

Erie	PA	16506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Donald Smith (814) 455-7523
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald Smith, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Provident Private Capital Partners, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Donald Smith
Signature

President
Title

Jeanne M. Timber 6/15/15
Notary Public

OFFICIAL SEAL
JEANNE M. TIMBER
Notary Public
State of New Mexico
My Comm. Expires 11/5/17

County of Taos

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2015

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2015

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Provident Private Capital Partners, Inc.

We have audited the accompanying statement of financial condition of Provident Private Capital Partners, Inc. (the Company) as of March 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Provident Private Capital Partners, Inc. management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Provident Private Capital Partners, Inc. as of March 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
May 20, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2015

ASSETS

Cash	$ 116,026
Commissions receivable	35,293
TOTAL ASSETS	$ 151,319

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	$ -0-
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	$ 1,000
Additional paid-in capital	11,502
Retained earnings	138,817
Total Shareholder's Equity	$ 151,319
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 151,319

The accompanying notes are an integral part of this financial statement.

PROVIDENT PRIVATE CAPITAL PARTNERS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Provident Private Capital Partners, Inc. (the "Company") was incorporated in the State of Pennsylvania on September 15, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Association (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - S CORPORATION ELECTION

The Company reports its income for income tax purposes on a calendar year basis. In addition, the Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2015 the Company's net capital and required net capital were $116,026 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 4 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Provident Wealth Management, Inc. (PWM), a registered investment advisor, and Provident Private Estate Management, Inc. In the course of the relationship with PWM, many of the Company's customers have been referred by PWM. The sole shareholder is responsible for 88% of the commission and concession revenue for the year ended March 31, 2015.

NOTE 4 - RELATED PARTY TRANSACTIONS - *(Continued)*

In addition, pursuant to a written agreement, the Company reimburses PWM for shared expenses. The expenses incurred to PWM for the year ended March 31, 2015 are as follows:

Compensation and related benefits	**$ 12,000**
Occupancy	**6,000**
Other	**3,600**
Total	**$ 21,600**

NOTE 5 - COMPARISON OF ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

The Company originally filed their year end FOCUS IIA showing an ending net capital of $151,320. The Company filed an amended year end FOCUS IIA on May 20, 2015 showing an ending net capital of $116,026. The entire difference of $35,294 is attributable to categorizing concessions receivable items as allowable on originally filed FOCUS IIA, when in fact, they are nonallowable.